Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road,

Neihu, Taipei 114720, Taiwan, R.O.C.

June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re:	Gorilla Technology Group Inc.

Registration Statement on Form F-4

File No. 333-262069

Withdrawal of Request for Acceleration of Effective Date

Dear Sir or Madam:

Gorilla Technology Group Inc., a Cayman Islands corporation (the “Company”), respectfully withdraws its request, dated June 27, 2022, that the effective date for the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”) be accelerated. Further, the Company hereby confirms that no securities registered under the Registration Statement have been sold.

The Company hereby authorizes David A. Bartz, with the Company’s outside legal counsel, K&L Gates LLP, to orally modify this request.

The Company further requests that any questions or concerns regarding this withdrawal be directed to David A. Bartz, with the law firm K&L Gates LLP, at (615) 780-6743.

Sincerely

By:	/s/ Dr. Sih-Ping “Spincer” Koh
Name: Dr. Sih-Ping “Spincer” Koh
Title: Chief Executive Officer